Exhibit 99.59

Cybin Inc.

(formerly Clarmin Explorations Inc.)

Interim Condensed Consolidated

Financial Statements

December 31, 2020

(unaudited)

Cybin Inc.

Interim Condensed Consolidated Statement of Financial Position

As at December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

TO OUR SHAREHOLDERS

The accompanying unaudited interim condensed consolidated financial statements of Cybin Inc. (the "Company") have been prepared by and are the responsibility of the Company's management in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB''). The Company's independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor. These unaudited interim condensed consolidated financial statements do not include all the information and notes required by International Financial Reporting Standards ("IFRS'') for annual financial statements and should be read in conjunction with Cybin Corp.'s annual financial statements and notes for the year ended March 31, 2020, which are available on SEDAR at www.sedar.com

Cybin Inc.

Interim Condensed Consolidated Statement of Financial Position

As at December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

	December 31, 2020	March 31, 2020
ASSETS
Current
Cash	$40,027,894	$1,545,297
Accounts receivable	1,192,585	74,023
Prepaid expenses	1,040,304	20,383
Inventory	274,235	-

Total Current Assets	42,535,018	1,639,703
Non-current
Investments (note 5)	63,660	70,935
Equipment (note 6)	558,893	-
Patents (note 7)	18,096,956	-

	18,719,509	70,935

TOTAL ASSETS	$61,254,527	$1,710,638
LIABILITIES
Current
Accounts payable and accrued liabilities	$1,783,753	$262,571
Current portion of note payable (note 8)	41,344	-
Current portion of contingent liabilities (note 9)	3,112,236	-

Total Current Liabilities	4,937,333	262,571
Non-current liabilities
Contingent liabilities (note 9)	3,375,958	-
Note payable (note 8)	66,066	-

	3,442,024	-

TOTAL LIABILITIES	8,379,357	262,571
SHAREHOLDERS' EQUITY
Share capital (note 10)	64,360,603	2,186,567
Options reserve (note 10)	3,486,682	64,477
Warrants reserve (note 10)	4,279,574	6,876
Deficit	(19,251,689)	(809,853)
TOTAL SHAREHOLDERS' EQUITY	52,875,170	1,448,067

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$61,254,527	$1,710,638

Commitments (note 10)

Subsequent events (note 16)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

These condensed interim consolidated financial statements were approved for issue February 15, 2021 by the Board of Directors and signed on its behalf by:

/s/Paul Glavine Director	/s/ Eric So Director

Cybin Inc.

Interim Condensed Consolidated Statement of Loss and Comprehensive Loss For the three and nine months ended December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

	Three months ended	Nine months ended	From incorporation
			October 22 to
	December 31, 2020	December 31, 2020	December 31, 2019
REVENUE	$-	$864,138	$-
COST OF GOODS SOLD	-	664,479	-
GROSS PROFIT	-	199,659	-
EXPENSES	4,212,696	7,486,144
Share-based compensation (note 9)			-
Professional fees	1,417,188	2,240,977	20,576
Salaries and benefits (note 10)	1,560,282	2,260,319	135,000
listing, Transfer agent, and regulatory fees	1,710,961	1,855,961	-
Research	643,744	1,784,113	31,674
Advertising and promotion	1,209,197	1,745,000	7,000
General and administrative costs	264,276	397,750	36,156
Consulting fees	344,503	573,322	-
Foreign exchange loss (gain)	53,714	285,963	-
Depreciation	12,941	12,941	-
Accretion of convertible debt	-	9,786	-
Travel	3,098	3,098	6,151
Interest income	(13,879)	(13,879)	-
TOTAL EXPENSES	11,418,721	18,641,495	236,557

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(11,418,721)	$(18,441,836)	$(236,557)
Basic loss per share for the period attributable to common shareholders	$(0.10)	$(0.24)	$(0.005)
Weighted average number of common shares outstanding - basic	110,223,000	75,838,000	47,523,000

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cybin Inc.

Interim Condensed Consolidated Statement of Changes in Shareholders' Equity

For the nine months ended December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

		Share capital		Reserves
						Equity
						component of
	Note	Number of shares	Amount	Warrants	Options	convertible debt		Deficit	Total
Balance at October 22, 2019			$-	$-	$-	$-		$-	$-
Shares issued for cash - founders' round		47,500,000	4,750	-	-	-		-	4,750
Shares issued for cash net of share issuance costs –		510,000	127,500	-	-	-		-	127,500
private placement

Net loss and comprehensive loss for the period		-	-	-	-	-		(236,557)	(236,557)
									-
Balance at December 31, 2019		48,010,000	132,250	-	-	-		(236,557)	(104,307)
Shares issued for cash net of share issuance costs –		8,493,570	2,061,193	-	-	-		-	2,061,193
private placement

Finders' warrants		-	(6,876)	6,876	-	-		-	-
Share-based compensation		-	-	-	64,477	-		-	64,477
Net loss and comprehensive loss for the period		-	-	-	-	-		(573,296)	(573,296)

Balance at March 31, 2020		56,503,570	2,186,567	6,876	64,477	-	-	809,853	1,448,067
Shares issued for cash net of share issuance costs –	10	74,246,669	50,049,260	-	-	-		-	50,049,260
private placement

Shares issued for amalgamation	10	2,128,295	1,596,221	-	76,770	-		-	1,672,991
Shares issued for acquistion	10	8,688,331	10,773,530	-	-	-		-	10,773,530
Reversal of share subscriptions	10	(2,799,985)	(699,996)	-	-	-		-	(699,996)
Issuance of convertible debt	10	-	-	-	-	14,760		-	14,760
Shares issued on conversion of debt	10	1,200,000	309,786	-	-	(14,760)		-	295,026
Founders' round additional capital	10	-	163,587	-	-	-		-	163,587
Options exercised	10	142,386	149,423	-	(54,024)	-		-	95,399
Warrants exercised	10	35,200	26,599	(8,361)	-	-		-	18,238
Finders' warrants	10	-	(194,374)	194,374	-	-		-	-
Share-based compensation	10	-	-	4,086,685	3,399,459	-		-	7,486,144
Net loss and comprehensive loss for the period		-	-	-	-	-		(18,441,836)	(18,441,836)

Balance at December 31, 2020		140,144,466	$64,360,603	$4,279,574	$3,486,682	$-		$(19,251,689)	$52,875,170

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cybin Inc.

Interim Condensed Consolidated Statement of Cash Flows

For the three and nine months ended December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

	Nine months ended	From incorporation
		October 22, to
	December 31, 2020	December 31, 2019
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	$(18,441,836)	$(236,558)
Adjustments for items not affecting cash:	12,941
Depreciation		-
Exchange loss on investments	7,275	-
Accretion of convertible debt	9,786	-
Share-based compensation	7,486,144	-
Net changes in non-cash working capital items:	(10,925,690)	(236,558)
	(1,118,562)
Accounts receivable		(23,088)
Prepaid expenses	(961,145)	-
Inventory	(274,235)	-
Accounts payable and accrued liabilities	821,813	247,515
Net cash flows used in operating activities	(12,457,819)	(12,131)
INVESTING ACTIVITIES	348,577
Cash assumed on acquisition (note 4)		-
Purchase of equipment	(90,151)	-
Acquistion of patents	(7,293)	-
Net cash flows from investing activities	251,133	-
FINANCING ACTIVITIES
Shares issued for cash - private placement, net of cash share issue costs (note 10)		132,250
	50,405,833
Additional capital on founders' round (note 10)	163,587	-

Shares issued for cash - warrant exercise (note 10)	18,238	-
Shares issued for cash - Options exercise (note 10)	95,399	-
Repayments of note payable (note 8)	(683)	-
Net cash flows from financing activities	50,682,374	132,250
Effects of exchange rate changes on cash	6,909	-

Change in cash	38,482,597	120,119
Cash, beginning of period	1,545,297	-
Cash, end of period	$40,027,894	$120,119

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

1.CORPORATE INFORMATION AND CONTINUANCE OF OPERATIONS

Cybin Inc. (formerly Clarmin Explorations Inc.) ("Cybin"), was incorporated under the Business Corporations Act (British Columbia) on October 13, 2016. These interim condensed consolidated financial statements include the accounts of the Company's five subsidiaries (together, with Cybin, the "Company"): Cybin Corp., Natures Journey Inc. ("Journey"), Serenity Life Sciences Inc. ("Serenity"), Cybin US Holdings Inc. ("Cybin US") and Adelia Therapeutics Inc. ("Adelia"). The Company's head office, principal address and registered address and records office is 100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9.

Cybin carries on business through its wholly owned subsidiary Cybin Corp. Cybin Corp was incorporated under the Business Corporations Act (Ontario) on October 22, 2019. Cybin is a life sciences company advancing psychedelic pharmaceutical and non-psychedelic nutraceutical-based products. Cybin is structuring and supporting clinical studies in North America and other regions, through strategic academic and institutional partnerships and plans to launch psilocybin-based products in jurisdictions where the substance is not banned.

These interim condensed consolidated financial statements as at, and for the nine months ended, December 31, 2020 were approved and authorized for issue by the Board of Directors on February 15, 2021.

COVID 19-

In March 2020, the outbreak of the novel strain of corona virus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

Reverse takeover-

On November 5, 2020, Cybin completed a reverse takeover transaction pursuant to the terms of an amalgamation agreement dated June 26, 2020, as amended on October 21, 2020, among Cybin, Cybin Corp. and 2762898 Ontario Inc. ("SubCo"), a wholly-owned subsidiary of Cybin (the "Reverse Takeover"). The Reverse Takeover was completed by way of a "three-cornered" amalgamation pursuant to the provisions of the Business Corporations Act (Ontario) whereby Cybin Corp. amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of Cybin. Effective November 5, 2020, Cybin completed a Common Share consolidation on the basis of 6.672 old common shares into one new Common Share of Cybin (a "Common Share"). All shares and per share amounts have been restated to reflect the share consolidation retrospectively.

In accordance with IFRS 3, Business Combinations, the substance of the reverse takeover is a takeover of a non- operating company. The transaction does not constitute a business combination as Clarmin does not meet the definition of a business under IFRS 3. As a result, the transaction is accounted for as a capital transaction with Cybin Inc. being identified as the acquirer and the equity consideration being measured at fair value. The resulting interim condensed consolidated statement financial statements are presented as a continuation of Cybin Corp. and comparative figures presented in the interim condensed consolidated financial statements are those of Cybin Corp.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

Stock exchange listing –

On November 10, 2020, the Company's common shares (the "Common Shares") became listed for trading on the NEO Exchange under the trading symbol "CYBN".

Acquisition –

On December 14, 2020, the Company completed its acquisition of Adelia by issuing shares of Cybin US that are exchangeable into Common Shares (see note 4). These exchangeable shares were issued in place of Common Shares to permit the deferral of US tax by the former shareholders of Adelia. These financial statements account for the acquisition as if these exchangeable shares have already been exchange for Common Shares.

Going concern –

These interim condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. The Company incurred a net loss for the nine months ended December 31, 2020 of $18,269,061 and as at December 31, 2020 the Company had a cumulative deficit of $20,757,947 and working capital of $37,754,323. These interim condensed consolidated statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the company were unable to continue as a going concern.

2.SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION Statement of compliance

The Company's interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financing Reporting. These interim condensed financial statements statement do not include all notes of the type normally included within the annual financial statements and should be read in conjunction with the consolidated financial statements of Cybin Corp. as at, and for the period from incorporation October 22, 2019 to March 31, 2020, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee.

Basis of measurement

The Company's interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments classified at fair value upon initial recognition.

Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements.

These interim condensed consolidated financial statements are presented in Canadian dollars, the Company's presentation currency. The Company's and its subsidiaries functional currencies are as follows:

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

Entity	Currency	Ownership
Cybin Corp.	Canadian Dollars	100%
Journey	Canadian Dollars	100%
Serenity	Canadian Dollars	100%
Cybin US	U.S. dollars	100%*
Adelia	U.S. dollars	100%

(*)For accounting purposes, Cybin US is a wholly-owned subsidiary of Cybin. Certain Adelia Shareholders (see note 4) hold non-voting shares in Cybin US.

Basis of consolidation

The Company consolidates entities which it controls. Control exists when the Company has the power, directly and indirectly to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of the wholly owned subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances, and any unrealized gains and losses or income and expenses arising from transactions with controlled entities are eliminated to the extent of the Company's interest in they entity.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on deposit and highly liquid short-term interest-bearing variable rate investments with an original maturity of three months or less, or which are readily convertible into a known amount of cash with no significant changes. As at December 31, 2020 there were no cash equivalents.

Equipment

Equipment consists of lab equipment and computer equipment and are recorded at cost less accumulated depreciation and accumulated impairment losses. Cost includes all expenditures incurred to bring the asset to the location and condition necessary for them to be operating in the manner intended by management.

Depreciation is recognized based on the cost of the item less its estimated residual value, over its estimated useful life on a straight-line basis at the following rates:

∙Lab equipment – 5 years

∙Computer equipment – 3 years

An asset's residual life, useful life and depiction method are reviewed, and adjusted if appropriate on an annual basis.

An item of equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of loss and comprehensive loss when the asset is derecognized. The assets' residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively if appropriate.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

Intangible Assets

Intangible assets include expenditures related to obtaining patents. The amortization of patent costs commences when the associated products are available for commercial sale and is amortized on a straight-line basis over its respective legal lives or economic life, if shorter. Patents have an estimated useful life of 17 years. Amortization methods, useful lives, and residual values are reviewed at each reporting date and adjusted if appropriate. Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in operations as incurred.

Development activities involve a plan or design for the production of new, or substantially improved, products or processes related to the Company's development of psychedelic based therapeutics. Development expenditures are capitalized only if the relevant IFRS criteria are met. Capitalized development expenditures are amortized from the beginning of commercial production and sales and are amortized on a straight-line basis over the remaining useful life of the related patents. Development expenditures, in relation to the Company's psychedelic based therapeutics, have not satisfied the above criteria and are recognized in operations as incurred.

Impairment of long-lived assets

Long-lived assets, including equipment and intangible assets, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. Where the carrying value of an asset exceeds it recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separate cash inflows that are largely independent of the cash inflows from other assets. An impairment loss is charged to operations.

Financial instruments

Recognition and initial measurement

The Company initially recognizes financial instruments on the trade date, which is the date on which the Company becomes a party to the contractual provisions of the instrument.

A financial asset is or financial liability is measured initially at fair value plus/minus, for an item not at fair value through profit or loss ("FVTPL"), transaction costs that are directly attributable to its acquisition or use.

Classification

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost, fair value through other comprehensive income ("FVOCI"), or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

∙The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

∙The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

The Company currently does not measure any of its financial assets at amortized cost.

A debt instrument is measured at FVOCI only if it meets both of the following conditions and is not designated as at FVTPL:

∙The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

∙The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in FVOCI. This election is made on an investment-by-investment basis. The Company has not elected to present any assets as FVOCI.

Cash is measured at FVTPL.

In addition, on initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost as FVOCI or FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Business model assessment

The Company makes an assessment of the objective of a business model in which an asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

∙The stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management's strategy focuses on earning contractual interest revenue, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of the liabilities that are funding those assets or realizing cash flows through the sale of the assets;

∙How the performance of the portfolio is evaluated and reported to the Company's management;

∙The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

∙How managers of the business are compensated e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

∙The frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectation about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of the Company's stated objective for managing the financial asset is achieved and how cash flows are realized.

Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of this assessment, 'principal' is defined as the fair value of the financial asset on initial recognition. 'Interest' is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

a contractual term that could change the timing or amount of the contractual cash flows such that it would not meet this condition. In making the assessment, the Company considers:

∙contingent events that would change the amount and timing of cash flows;

∙leverage features;

∙prepayment and extension terms;

∙terms that limit the Company's claim to cash flows from specified assets (e.g. non-recourse asset arrangements); and

∙features that modify consideration of the time value of money – e.g. periodical rest of interest rates

Reclassifications

The Company would reclassify a financial asset when the Company changes its business model for managing the financial asset. All reclassifications are recorded at fair value at the date of the reclassification, which becomes the new carrying value.

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.

Financial liabilities

The Company classifies its financial liabilities at amortized cost or FVTPL.

Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transition in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new assets obtained less any new liability assumed) and (ii) cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

Modifications of financial assets and financial liabilities

Financial assets

If the terms of a financial asset are modified, the Company evaluates whether the cash flows of the modified asset are substantially different. If the cash flows are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognized and a new financial asset is recognized at fair value.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

If the cash flows of the modified asset carried at amortized cost are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Company recalculates the gross carrying amount of the financial asset and recognizes the amount arising from adjusting the gross carrying amount as a modification gain or loss in profit or loss. If such a modification is carried out because of financial difficulties of the borrower, then the gain or loss is presented together with impairment losses. In other cases, it is presented as interest income.

Financial liabilities

The Company derecognizes a financial liability when its terms are modified and the cash lows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognized in profit or loss.

Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or for gains and losses arising from a group of similar transactions.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any observable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

If an asset or a liability at fair value has a bid price and an ask price, then the Company measures assets and long positions at bid price and liabilities and short positions at an ask price.

Portfolio of financial assets and financial liabilities that are exposed to market risk and credit risk that are managed by the Company on the basis of the net exposure to either market or credit risk are measured on the basis of a price that would be received to sell a net long position (or paid to transfer a net short position) for the particular risk exposure. Portfolio-level adjustment e.g. bid-ask adjustment or credit risk adjustments that reflect the measurement on the basis of the net exposure are allocated to the individual assets and liabilities on the basis of the relative risk adjustment of each of the individual instruments in the portfolio.

The fair value of a financial liability with a demand feature is not less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid. The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

Impairment

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized costs and debt financial assets carried at FVOCI are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

∙Significant financial difficulty of the borrower or issuer;

∙A breach of contract such as a default of past due event;

∙The restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise;

∙It is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

∙The disappearance of an active market for a security because of financial difficulties.

A loan that has been renegotiated due to a deterioration in the borrower's condition is usually considered to be credit-impaired unless there is evidence that the risk of not receiving contractual cash flows has reduced significantly and there are no other indicators of impairment.

Recognition of allowance of expected credit losses ("ECL") in the consolidated statement of financial position

The Company recognizes a loss allowance for ECL on trade receivables that are measured at amortized cost. The Company's applied the simplified approach for trade receivables and recognizes the lifetime ECL for these assets. The ECL on trade receivables is estimated using a provision matrix based on the Company's historical credit loss experience, adjusted for factors that are specific to the customers, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial assets measured at amortized cost of FVOCI, the Company recognizes lifetime ECL only when there has been a significant increase in credit risk since initial recognition. If the credit risk on such financial instruments has not increased significantly since initial recognition, the Company measures the loss allowance on those financial instruments at an amount equal to 12-months ECL.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial asset. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial asset that are possible within 12 months after the reporting date. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of default occurring on the financial asset at the reporting date with the risk of default occurring at the initial recognition. The Company considers both quantitative and qualitative factors that are supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Irrespective of the above assessment, the Company presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise. Despite the foregoing, the Company presumes that the credit risk on a financial asset has not increased significantly since initial recognition if the financial asset is determined to have low credit risk at the reporting date.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes pas due.

Definition of default:

For internal credit risk management purposes, the Company considers a financial asset not recoverable if the customer balance owing is 180 days past due and information obtained from the customer and other external factors indicate that the customer is unlikely to pay its creditors in full.

Write-off

Financial assets are written off (either partially or in full) when there is no realistic prospect of recovery. This is generally the case when the Company determines that the counterparty does not have assets or sources of income that could general sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company's procedures for recovery of amounts due.

Taxation

Income tax comprises current and deferred tax. Income tax is recognized in the interim condensed consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recorded using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: the initial recognized of assets or liabilities that affect neither accounting or taxable loss; difference relating to investment in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its correct tax assets and liabilities on a net basis.

Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Common Shares and the Company's Common Share purchase warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Share-based compensation

Under the Company's stock option plan, all stock options granted have graded vesting periods and are exercisable up to a maximum of 10 years form the date of grant. Each tranche of an award with graded vesting periods is considered a separate grant at each grant date for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted, the estimated volatility, estimated risk free rate and estimated forfeitures.

If a grant of the share-based payments is cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), the Company accounts for the cancellation or settlement as an acceleration of vesting, and recognized immediately the amount that otherwise would have been recognized for services over the remainder of the vesting period.

The amount recognized for goods or services received during the vesting period are based on the best available estimate of the number of equity instruments anticipated to vest. The Company revises that estimate, if necessary, if subsequent information indicates that the number of share options anticipated to vest differs from previous estimates. On vesting date, the Company revises the estimate to equal the number of equity instrument that ultimately vested. After vesting date, the Company makes no subsequent adjustment to total equity for goods or services received if the share options are later forfeited or they expire at the end of the share option's life.

If a grant of the share based payment is modified during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied) and the fair value of the new instruments is higher than the fair value of the original instrument, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from modification date until the date when the modified equity instruments vests, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period of the original instrument.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

Warrants

The Company follows the relative fair value method with respect to the measurement of Common Shares and warrants issued as units. The proceeds from the issuance of units are allocated between share capital and warrants. The warrant component is recorded in equity reserve. Unit proceeds are allocated to Common Shares and warrants using the Black-Scholes option pricing model and the share price at the time of financing. If and when the warrants are exercised, consideration paid by the warrant holder, together with the amount previously recognized in warrant reserve, is recorded as an increase to share capital. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of warrants that vest. When stock options or warrants are cancelled, they are treated as if they have vested on the date of collation and any cost not yet recognized in profit or loss is immediately expensed. Upon expiration of warrants, the amount applicable to expired warrants is moved to contributed surplus.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of Common Share equivalents, such as outstanding stock options and warrants, in the weighted average number of Common Shares outstanding during the period, if they are dilutive.

Currency translation

All figures presented in the interim condensed consolidated financial statements are reflected in Canadian dollars unless otherwise noted.

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable as that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

The assets and liabilities of foreign operations are translated into Canadian dollars at period-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income (loss) and accumulated in shareholders' equity.

Foreign currency translation gains or losses arising from a monetary item receivable or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loos) in the translation reserve.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

to settle, a provision is expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective at December 31, 2020, and have not been applied in preparing these interim condensed consolidated financial statements. Management has determined that none of these will have a significant effect on interim condensed consolidated financial statements of the Company.

3.CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of these Interim condensed consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Interim condensed consolidated financial statements and reported amounts of expenses during the reporting year. Actual outcomes could differ from these estimates. These Interim Condensed Consolidated Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the interim condensed consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements include warrants and fair value of share-based payments (note 9) and the fair value of financial instruments (note 13).

Business combination

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date where the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Acquisition costs are expensed to profit or loss.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interest prior to obtaining control and the non-controlling interest in the acquiree, over the fair value of the identifiable net asset acquired, is recorded as goodwill.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. The measurement period is the period from the acquisition date to the date complete information about facts and circumstances that existed as of the acquisition date is received. However, the measurement period does not exceed one year from the acquisition date.

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values.

Share based payments

The fair value of share-based compensation expenses are estimated using the Black-Scholes option pricing model and rely on a number of estimates, such as the expected life of the option, the volatility of the underlying share price, the risk-free rate of return, and the estimated rate of forfeiture of options or warrants granted.

4.ACQUISITIONS

On August 21, 2020, Cybin Corp. entered into a non-binding letter of intent ("LOI") to acquire 51% of the fully diluted common shares of Adelia (the "Adelia Transaction"). The LOI included providing Adelia with the working capital needed for ongoing operations until completion of the Adelia Transaction. In this respect, on September 3, 2020 US$500,000 was advanced bearing interest at 10% per annum, compounded daily, commencing on January 1, 2021 and, on November 16, 2020, Cybin Corp. advanced an additional US$215,000 to Adelia.

On December 4, 2020, Cybin entered into a contribution agreement (the "Contribution Agreement") with Cybin Corp., Cybin US, a newly formed fully-controlled subsidiary of Cybin created for the purposes of the Adelia Transaction, and all of the shareholders of Adelia (the "Adelia Shareholders") whereby Cybin US agreed to purchase from the Adelia Shareholders all of the issued and outstanding common shares of Adelia (the "Adelia Shares") in exchange for non-voting Class B common shares in the capital of Cybin US (the "Class B Shares"). The Adelia Transaction closed on December 14, 2020 (the "Closing").

Pursuant to the Contribution Agreement, the Adelia Shareholders contributed all of the Adelia Shares to Cybin US as a capital contribution in exchange for Cybin US issuing to them, in the aggregate, 868,833 Class B Shares in accordance with their respective pro rata percentages at a price per Class B Share equal to $12.40. The aggregate value of the Class B Shares to be issued to the Adelia Shareholders on the Closing was $10,773,530.

The Class B Shares issued by Cybin US to the Adelia Shareholders are exchangeable for Common Shares on a 10 Common Shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. The purpose of issuing exchangeable Class B Shares to the Adelia Shareholders is to allow the Adelia Shareholders to defer a taxable event, which occurs on the exchange of shares of a United States company for the shares of a Canadian company. Notwithstanding the foregoing, no Class B Shares are exchangeable prior to the first anniversary of the Closing and not more than: (i) 33 1/3% of the Class B Shares are to be exchangeable prior to the second anniversary of Closing; (ii) 66 2/3% of the Class B Shares are to be exchangeable prior to the third anniversary of Closing; and (iii) thereafter, 100% of the Class B Shares are to be exchangeable ((i), (ii) and (iii), (collectively, the "Hold Periods"). The Class B Shares issued to the Adelia Shareholders upon the Closing are exchangeable for a total of 8,688,330 Common Shares, resulting in an effective issue price of $1.24 per Common Share.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

On the occurrence of certain milestones as set out in the Contribution Agreement (each a "Milestone"), Cybin US is to issue to the Adelia Shareholders in accordance with their pro rata percentage, on or before the 2nd business day following the relevant date at which the Company issues a press release announcing the achievement of the Milestone (the "Milestone Determination Date"), such number of Class B Shares as shall be determined by dividing the applicable milestone consideration, as set out in the Contribution Agreement (or where some, but not all, of such sub-Milestone's in the relevant fiscal quarter are achieved, such lesser potion of such milestone consideration) as is determined in accordance with applicable Milestone, by the greater of:

(i)$7.50; and (ii) ten times the greater of (x) the 10 day volume weighted average price of the Common Shares; and (y) the closing market price of the Common Shares, in each case, on the close of business on the last business day preceding the Milestone Determination Date. If a particular Milestone has not been achieved by the close of the quarter immediately following the quarter in which such Milestone is scheduled for completion pursuant to the Contribution Agreement, Cybin US's obligation to issue Class B Shares on the occurrence of the applicable Milestone shall expire. The total value of the Class B Shares issuable pursuant to the Milestones is up to CDN$9,388,045 (approximately US$7.33 million), assuming all Milestones are met prior to the applicable deadlines. Pursuant to the Contribution Agreement, Cybin, Cybin US, and the Adelia Shareholders also entered into a support agreement dated December 14, 2020 (the "Support Agreement"), which for the purpose of Canadian securities law, is deemed a "security" as it is a document evidencing an interest in or to a security (i.e. the Common Shares), and, as such, constitutes a security of Cybin. Upon the signing of the Support Agreement, given that each of the Adelia Shareholders are an "accredited investor", the prescribed restricted period (of (4) months and one (1) day after the date of issuance) as required under Canadian securities law on the Common Shares (which are exchangeable for Class B Shares at a future date) will commence. Therefore, upon the exchange of the Class B Shares for the Common Shares, subject to the Hold Periods, such Common Shares will no longer be within a restrictive period as prescribed under applicable securities law and free trading securities.

Pursuant to the Contribution Agreement certain members of Adelia entered into advisory and/or executive employment arrangements with Cybin upon the Closing and, in such capacity, received, in the aggregate, a grant of options to purchase up to 2,244,100 to acquire Common Shares, pursuant to Cybin's equity incentive plan, exercisable for a period of five (5) years and subject to vesting, at an exercise price of $1.74 per Common Share. An additional 555,900 options to acquire Common Shares are to be issuable to eligible participants at the direction of the Adelia Shareholders, from time to time, after the Closing.

In accordance with the measurement period permitted under IFRS 3 - Business Combinations, the fair value of the assets acquired, and liabilities assumed have been determined on a provisional basis. The Company is in the process of determining the fair values of assets and liabilities acquired and identifying any other intangible assets that existed at the date of the Adelia Transaction. Value is attributable to the patents, intellectual property, workforce, and other intangible assets that the Company is in the process of identifying.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

Acquisition Summary	Adelia
Shares issued at closing	$10,773,530
Fair value of contingent consideration	6,488,194
Fair value of purchase consideration	$17,261,724
Less: Cash at closing	(150,248)
Enterprise value	$17,111,476
Allocation of purchase price;
Patents	18,096,956
Equipment	469,149
Accounts payable and accrued liabilities	(1,454,629)
Total allocation of purchase price	$17,111,476

The following revenue and net income (loss) attributable subsequent to the Adelia Transaction are included in the Company's interim condensed consolidated financial statements for the nine months ended December 31, 2020:

Revenue	$-
Expenses	(209,000)
Net loss	$(209,000)

Had the acquisition occurred on April 1, 2020, the Company estimates that it would have reported the following consolidated revenue and net loss for the nine months ended December 31, 2020:

Revenue	$-
Expenses	(1,247,000)
Net loss	$(1,247,000)

5.INVESTMENTS

On January 14, 2020, Cybin Corp. invested $50,000 USD in 3W Wellness Inc. (December 31, 2019 – N/A) which operates as the TheThirdWave.co. The investment provides the Company with a right to participate in any future equity issuances of the investee at a discount to the issue price.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

6.EQUIPMENT

Equipment consists as follows (see also note 4):

		Computer
Cost	Lab Equipment	Equipment	Total
Balance, March 31, 2020	$-	$-	$-
Additions	477,882	93,961	571,843
Balance, December 31, 2020	477,882	93,961	571,843
Accumulated Depreciation
Balance, March 31, 2020	$-	$-	$-
Additions	8,733	4,217	12,950
Balance, December 31, 2020	8,733	4,217	12,950
Balance, December 31, 2020	$469,149	$89,744	$558,893

7.PATENTS

During the period the Company acquired patents through the acquisition of Adelia (see note 4). The value of these patents are part of the Company's tentative purchase price allocation of Adelia's assets. Under IFRS 3, Business Combinations, the Company has one year from the date acquisition to allocate assets. In doing so the value attributed to these Patents are subject to change. The Company has allocated $18,096,956 to Patents as of Dec 31, 2020.

8.NOTE PAYABLE

On July 17, 2020, Adelia entered into an unsecured note in the aggregate amount of US$100,000 (December 31, 2019 – nil) with a former officer of Adelia. The note is to be repaid over a period of 36 months from the date of draw, in monthly installments of US$3,000 including interest at 2.67% per annum.

The long-term portion of the notes payable is due as follows:

For the years	43,489
2022
2023	22,577

Balance as at December 31	$66,066

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

9.CONTINGENT LIABILITIES

The Company has commitments to the original shareholders of Adelia based on Milestone achievements (see note 4). Milestone payments are earned and paid quarterly over the next two years. The discounted fair value of these payments are as follows:

The discounted fair value of the milestone payments due are as follows:

For the years	3,112,236
2021
2022	3,375,958

Balance as at December 31	$6,488,194

10.SHARE CAPITAL

a)Authorized share capital

Unlimited number of Common Shares and an unlimited number of preferred shares without par value.

b)Issued share capital

During the nine months ended December 31, 2020, Cybin and Cybin Corp. completed the following share issuances:

Between April 1, 2020 and June 11, 2020, Cybin Corp. issued 3,706,600 common shares as part of a rolling private placement at a price of $0.25 per share for total gross proceeds of $926,650.

In connection with the private placement, Cybin Corp. issued finders an aggregate of 18,000 share purchase warrants. Each finder's warrant entitles the holder to acquire one common share for $0.25 until June 15, 2022 and vest immediately. The Company estimated the aggregate fair value of the vested warrants using the Black-Scholes option pricing model to be $2,063 with the following assumptions:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	2.00
Expected dividend yield	0.00%
Share price	$0.25
Exercise price	$0.25

On June 15, 2020, Cybin Corp. issued 2,000,000 share purchase warrants. Each warrant entitles the holder to acquire one common share for $0.25 until June 15, 2022 and require certain milestone achievements in order to vest. The Company has estimated a forfeiture rate of 100% as the recipient is not expected to meet these milestones. The Company estimated the aggregate fair value of the vested warrants using the Black- Scholes option pricing model to be $nil with the same assumptions (except for the forfeiture rate) as above.

On June 15, 2020 the certain founders of Cybin Corp contributed an additional $163,587 of capital in respect of their original subscription for 6,569,772 common shares issued to Trinity Venture Partners Inc. The

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

adjustment of consideration paid was increased from original Issuance Price of $0.0001 to $0.025 per common share, for which no additional shares were issued.

On June 16 and 17, 2020, Cybin Corp. issued 10,540,066 Common Shares as part of a private placement at a price of $0.64 per share for total gross proceeds of $6,745,642.

In connection with the private placement Cybin Corp. paid aggregate finders' fees of $188,998 in cash and issued finders an aggregate of 295,309 share purchase warrants, of which 96,034 were issued on June 16, 2020 and the remaining 199,275 were issued on June 26, 2020. Each finder's warrant vests immediately and entitles the holder to acquire one common share for $0.64 for a period of 24 months from the date of issuance. The Company estimated the aggregate fair value of the finders' warrants using the Black-Scholes option pricing model to be $86,639 with the following assumptions:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	2.00
Expected dividend yield	0.00%
Share price	$0.64
Exercise price	$0.64

On May 1, 2020, Cybin Corp. issued convertible debt for gross proceeds of $300,000. The terms of the convertible debt are: maturity on August 10, 2020; non-interest bearing and is convertible to common shares at a price of $0.25 per common share. The convertible debt automatically converted to 1,200,000 common shares on execution of the amalgamation agreement for the Reverse Takeover (see Note 1).

On October 19, 2020, Cybin Corp. issued 60,000,000 subscription receipts (the "Subscription Receipts") at a price of $0.75 per Subscription Receipt for aggregate gross proceeds of $45,000,000. On closing of the Reverse Takeover (defined below), each Subscription Receipt was converted into one common share of Cybin Corp. and were subsequently exchanged for one Common Share. In connection with the offering, a cash fee equal to 6% of the aggregate gross proceeds of the offering from non-U.S. resident investors was paid to the agents, except for certain orders on a president's list (the "President's List") pursuant to which a cash fee of 1.5% is payable (the "Agents' Cash Fee"). The Agents also received broker warrants ("Broker Warrants") equal to 6.0% of the number of Subscription Receipts issued pursuant to the offering from non- U.S. resident investors, except for orders on the President's List pursuant to which no Broker Warrants were issued. Each Broker Warrant is exercisable into one Common Share (subject to customary adjustments) for a period of 24 months following the closing of the Reverse Takeover at an exercise price of $0.75, subject to adjustment in certain customary circumstances. In exchange for certain advisory services provided by the agents, the agents also received an advisory fee of $479,137 and 16,000 warrants on the same terms as the Broker Warrants. Cybin Corp. also paid an additional cash fee of $1,180,000 and 2,590,000 warrants on the same terms as the Broker Warrants to certain finders and other advisors of the Company.

Effective November 5, 2020, the Cybin completed a Common Share consolidation on the basis of 6.672 old Common Shares into one new Common Share. Subsequent to the consolidation, the Company had a total of 2,128,295 Common Shares outstanding. All shares and per share amounts have been restated to reflect the share consolidation retrospectively.

On November 5, 2020, the Company completed the Reverse Takeover transaction pursuant to the terms of an amalgamation agreement dated June 26, 2020, as amended on October 21, 2020, among the Cybin, Cybin Corp. and SubCo, a wholly-owned subsidiary of the Company. The Reverse Takeover was completed by way of a "three-cornered" amalgamation pursuant to the provisions of the Business Corporations Act

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

(Ontario) whereby Cybin Corp. amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of the Company.

On December 4, 2020, Cybin issued 868,833 Class B Shares, which are exchangeable into 8,688,330 Common Shares, pursuant to the Adelia Transaction (see note 4). These interim condensed consolidated financial statements reflect these Common Shares as issued.

Accordingly, $2,886,482 of share issuance costs were recorded against the proceeds of the share issuance.

c)Warrants

The continuity of the outstanding warrants is as follows:

		Weighted average
	Number of	exercise price per
	Warrants	share
Number outstanding, March 31, 2020	60,000	$0.25
Warrants granted, June 15, 2020	2,018,000	0.25
Warrants granted, June 16, 2020	295,309	0.64
Warrants granted, June 15, 2020	14,725,000	0.25
Warrants granted, August 20, & September 14,2020	2,056,375	0.64
Warrants granted, October 19 & November 4, 2020	2,733,600	0.75
Warrants exercised, December 22, 2020	(35,200)	0.52
Number outstanding, December 31, 2020	21,853,084	$0.35

On June 15, 2020, Cybin Corp issued 14,725,000 warrants to directors, officers and advisors for services provided and to be provided. Each warrant entitles the holder to acquire one common share for $0.25 for a period of 60 months from the date of issuance. The vesting period for these warrants are as following:

a.12,875,000 warrants vested on the date of issuance.

b.700,000 warrants vest quarterly over 24 months from the date of issuance.

c.300,000 warrants vest monthly over 18 months from the date of issuance.

d.150,000 warrants vest upon Cybin Corp. completing a public offering.

e.700,000 warrants vest upon Cybin Corp. reaching certain performance milestones.

The Company estimated the aggregate fair value of these warrants using the Black-Scholes option pricing model to be $2,336,623 with the following assumptions:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.25
Exercise price	$0.25

On August 20, 2020, Cybin Corp. issued 2,000,125 warrants to directors and advisors of the Company. Each warrant entitles the holder to acquire one common share for $0.64 for a period of 60 months from the date of issuance. The vesting period for these warrants are as following:

a.600,125 warrants vested on the date of issuance.

b.1,400,000 warrants vest quarterly over 24 months from the date of issuance.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

On September 14, 2020, Cybin Corp. issued 56,250 warrants to advisors of Cybin Corp. Each warrant entitles the holder to acquire one common share for $0.64 for a period of 60 months from the date of issuance, vesting immediately.

The Company estimated the aggregate fair value of the warrants issued on August 20, 2020 and September 14, 2020 using the Black-Scholes option pricing model to be $947,516 with the following assumptions:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.64
Exercise price	$0.64

On October 19, 2020, Cybin Corp. issued 127,600 Broker Warrants to brokers and 16,000 warrants to advisors. On November 4, 2020, Cybin Corp. issued 2,590,000 warrants to other finders on the same terms as the Broker Warrants. Each warrant entitles the holder to acquire one common share for $0.75 for a period of 24 months from the date of issuance, vesting immediately.

The Company estimated the aggregate fair value of the warrants issued on October 19, 2020 and November 4, 2020 using the Black-Scholes option pricing model to be $49,371 and $890,471, respectively with the following assumptions:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	2.000
Expected dividend yield	0%
Share price	$0.75
Exercise price	$0.75

On November 4, 2020, Cybin Corp. amended the warrant agreement of one of its directors. Previously the vesting terms were: 300,000 warrants to vest over 18 months; 150,000 to vest on the completion of a merger, public offering, or sale of all or substantially all assets or shares of Cybin Corp. or other change of control transaction; and 400,000 were based on milestone achievements of Cybin Corp. The vesting requirements were revised to: 83,330 warrants vest in equal monthly tranches of 16,666 warrants on the first day of each month for 5 months following the date of issuance; and 766,670 warrants vest on completion of an amalgamation, merger, public offering, or sale of all or substantially all assets or shares of Cybin Corp. or other change of control transaction. The warrants have an exercise price of $0.25 per share expiring on June 15, 2025

On December 22, 2020, a holder of 11,000 Common Share purchase warrants, exercisable at $0.25 per Common Share exercised their warrants for aggregate gross proceeds of the Company of $2,750.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

On December 22, 2020, a holder of 17,861 Common Share purchase warrants, exercisable at $0.64 per Common Share exercised their warrants for aggregate gross proceeds of the Company of $11,430.

On December 29, 2020, the vesting criteria for 2,000,000 share purchase warrants issued by Cybin Corp. on June 15, 2020 and exchanged for warrants of the Company in connection with the Reverse Takeover were in renegotiations. The warrants now vest quarterly over a 24-month period commencing November 27, 2020. The aggregate fair value of the warrants issued using the Black-Scholes option pricing model is $229,208 using the following assumptions:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	85.00%
Expected life (in years)	2.000
Expected dividend yield	0%
Share price	$0.25
Exercise price	$0.25

On December 30, 2020, a holder of 6,339 Common Share purchase warrants, exercisable at $0.64 per Common Share exercised their warrants for aggregate gross proceeds to the Company of $4,057.

The following summarizes information about warrants outstanding at December 31, 2020:

			Weighted		Weighted average
			average	Recognized	remaining
	Warrants	Warrants	exercise	estimated grant	contractual life
Expiry date	outstanding	exercisable	price	date fair value	(in years)
February 28, 2022	49,000	49,000	$0.250	$5,616	1.16
June 15, 2022	2,018,000	268,000	0.250	58,364	1.45
June 16, 2022	71,834	71,834	0.640	21,075	1.46
June 26, 2022	199,275	199,275	0.640	58,464	1.48
October 19, 2022	143,600	143,600	0.750	49,371	1.80
November 4, 2022	2,590,000	2,590,000	0.750	890,471	1.84
June 15, 2025	14,725,000	14,025,000	0.250	2,575,194	4.46
August 20, 2025	2,000,125	800,125	0.640	595,101	4.64
September 14, 2025	56,250	56,250	0.640	25,918	4.71
	21,853,084	18,203,084	$0.350	$4,279,574	3.82

For the nine months ended December 31, 2020, the Company granted 12,000,000 warrants to executive management with an exercise price of $0.25. The warrants are exercisable for a period of five years from the date of issue.

The Company recognized share-based payments expense related to the issuance of warrants for the three and nine months ended December 31, 2020 of $1,337,416 and $4,086,685 respectively.

d)Stock options

On November 5, 2020, Cybin adopted a new equity incentive plan. Under the Company's equity incentive plan, the Board of Directors may grant share-based awards to acquire such number of Common Shares as

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

is equal to up to 20% of the total number of issued and outstanding Common Shares of the Company at the time such awards are granted. Options granted under the plan may vest over a period of time at the discretion of the board of directors.

The changes in options are as follows:
	Number of	Weighted Average
	Options	Exercise Price
As at March 31, 2020	202,338	$0.67
Granted	18,204,100	$0.84
Exercised	(142,386)	$0.67
Canceled	(175,000)	$0.75
Outstanding as at December 31, 2020	18,089,052	$0.85
Exercisable as at December 31, 2020	3,429,215	$0.65

On June 15, 2020, Cybin Corp. granted options to purchase up to 2,600,000 common shares to executive officers with an exercise price of $0.25 expiring June 15, 2025.

On July 22, 2020, Cybin Corp. granted options to purchase up to 500,000 common shares to executive officers with an exercise price of $0.64 per share expiring July 22, 2025.

On October 12, 2020, Cybin Corp. granted options to purchase up to 3,000,000 common shares to executive officers with an exercise price of $0.75 per share and vesting over a 24-month period expiring October 12, 2025.

On November 4, 2020, Cybin Corp. granted 6,200,000 options to purchase up to: 4,500,000 common shares to executive officers, 250,000 common shares to employees, and 1,450,000 common shares to advisors, with an exercise price of $0.75 per common share and vesting over a 24-month period expiring November 4, 2025.

On November 5, 2020, the Company completed a Common Share consolidation on the basis of 6.6672 old Common Shares into one new Common Share. After completion of the consolidation, there were 202,338 options to purchase Common Shares outstanding, with an exercise price of $0.6672 per Common Share, with such options being fully vested and having an expiration date of December 11, 2022.

On November 13, 2020, the Company granted options to purchase up to 500,000 Common Shares to executive officers with an exercise price of $0.88 per Common Share and vesting over a 24-month period expiring November 13, 2025.

On November 27, 2020, the Company granted options to purchase up to 200,000 Common Shares to a consultant of the Company with an exercise price of $0.91 per Common Share, vesting on April 27, 2021 and expiring on November 27, 2022.

On December 11, 2020, the Company granted options to purchase up to 700,000 Common Shares to consultants of the Company with an exercise price of $1.48 per Common Share, vesting over a 24-month period expiring December 11, 2025.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

On December 14, 2020, the Company granted options to purchase up to 2,244,100 Common Shares to executive officers and consultants of the Company with an exercise price of $1.74 per Common Share, vesting over a 24-month period, expiring December 14, 2025. See (note 4)

On December 16, 2020, options to purchase up to 175,000 Common Shares expired as a result of the termination of a consultant of the Company.

On December 16, 2020, the holders of options to purchase up to 142,386 Common Shares at an exercise price of $0.67 per share exercised their options for aggregate gross proceeds to the Company of $95,399.

On December 28, 2020, the Company granted options to purchase up to 760,000 Common Shares to directors and executive officers with an exercise price of $1.89 per Common Share, vesting over a 24-month period expiring December 28, 2025.

The following summarizes information about stock options outstanding on December 30, 2020:

					Weighted average
				Recognized	remaining
	Options	Options	Exercise	Estimated grant	contractual life (in
Expiry date	outstanding	exercisable	price	date fair value	years)
November 27, 2022	200,000	-	$0.91	$20,503	1.91
December 11, 2022	59,952	59,952	0.67	22,747	1.95
February 27, 2025	1,500,000	500,000	0.25	190,609	4.16
June 15, 2025	2,600,000	1,068,750	0.25	323,807	4.46
July 22, 2025	500,000	125,000	0.64	138,767	4.56
October 12, 2025	3,000,000	750,000	0.75	806,512	4.78
November 4, 2025	6,025,000	775,000	0.75	1,087,629	4.85
November 13, 2025	500,000	62,500	0.88	92,873	4.87
December 11, 2025	700,000	87,500	1.48	145,482	4.95
December 14, 2025	2,244,100	280,513	1.74	518,410	4.96
December 28, 2025	760,000	95,000	1.89	139,343	4.99
					-
	18,089,052	3,804,215	$0.84	$3,486,682	4.68

The estimated grant date fair value of the options issued on June 15, 2020 were calculated using the Black- Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.25
Exercise price	$0.25

The estimated grant date fair value of the options issued on July 22, 2020 were calculated using the Black- Scholes option pricing model with the following assumptions:

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	5.00
Expected dividend yield	0.00%
Share price	$0.64
Exercise price	$0.64

The estimated grant date fair value of the options issued on from October 1, 2020 to December 31, 2020 were calculated using the Black-Scholes option pricing model with the following assumptions in the chart below. The following assumptions varied based on the terms of the option agreement: 1) the closing share price on the grant date determined the share price and exercise price 2) the expected life of the option:

Risk-free interest rate	1.14%
Expected annual volatility, based on comparable companies	95.00%
Expected life (in years)	2 - 5
Expected dividend yield	0.00%
Share price	(Share price on grant date)
Exercise price	(Share price on grant date)

The Company recognized share-based payments expense related to the issuance of stock options for the three and nine months ended December 31, 2020 of $2,980,952 and $3,399,459 respectively.

11.RELATED PARTY TRANSACTIONS AND BALANCES

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company.

The remuneration of key management personnel for the three and nine months ended December 31, 2020 are as follows:

	For the three months	For the nine months	From Incorporation
	ended	ended	October 22, 2019 to
	December 31, 2020	December 31, 2020	December 31, 2019
Consulting fees, payroll and other benefits	$1,303,983	$1,839,483	$135,000
Share-based payments	$2,359,322	$2,471,806	$-
- Options
- Warrants	$88,257	$2,365,252	$-

At December 31, 2020, accounts payable and accrued liabilities including consulting fees, payroll and other benefits owing to key management are $nil (December 31, 2019 - nil).

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

12.CONTRACTS AND COMMITMENTS

On January 28, 2020, the Company entered into an agreement with Canadian Centre for Psychedelic Science Inc., for advisory services on certain science and technologies and their applications related to Cybin products. The Company has committed to a two-year agreement. Payments are pro-rated and made on a monthly basis. Remaining payments of $58,333 are payable to March 31, 2021 (December 31, 2019 – n/a) and $208,333 are payable for the fiscal year ending March 31, 2022 (December 31, 2019 – n/a). The Company is also committed to funding a minimum of $50,000 for a micro dosing study.

On June 24, 2020, Cybin Corp. had entered a service level agreement with Smart Medicines GMP Inc. ("Smart"), for research and development of proprietary drug formulations, natural health products. The Company has funded phase one testing, and is committed to paying $24,000 per month until September 2021. On January 11, 2021, the Company provided the requisite 30-days' notice to Smart. of its decision to terminate a professional services agreement. Smart was engaged to create a drug master file of synthetic API and novel compounds for the Company (the "Deliverables"). With the Adelia Transaction (see Acquisitions), the Company secured an alternative to the Deliverables and now has in-house ability to develop molecules which can be scaled to GMP quantities.

On July 3, 2020, Cybin Corp. entered into a feasibility agreement (the "IntelGenx Agreement") with IntelGenx Corp. ("IntelGenx"). IntelGenx is a TSX listed drug delivery company that owns patented and trade secret proprietary technology related to film-based drug delivery systems, including orally soluble film strips containing active pharmaceutical ingredients. Pursuant to the IntelGenx Agreement, Cybin has exclusive worldwide rights for the commercialization of this product. The Company is committed to fund and additional $178,000 for research and development, of which $60,000 has been paid by December 31, 2020.

13.CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue business opportunities and to maintain a flexible capital structure that optimizes the costs of capital at an acceptable risk.

The Company requires capital to fund existing and future operations and meet regulatory capital requirements. The Company's policy is to maintain adequate levels of capital at all times.

The Company's capital structure includes the following:

	December 31, 2020	March 31, 2020
Shareholders equity comprised of:	$64,360,603
Share Capital		$2,186,567.0
Options	3,486,682	64,477
Warrants	4,279,574	6,876
Deficit	(19,251,689)	(809,853)
	$52,875,170	$1,448,067

The Company's objectives when managing capital are to (i) provide financial capacity and flexibility in order to preserve its ability to meet its strategic objectives and financial obligations; (ii) maintain a capital structure which allows the Company to respond to changes in economic and marketplace conditions and affords the Company the ability to participate in new investments; (iii) optimize the use of its capital to provide an appropriate

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

investment return to its shareholders equal with the level of risk; and (iv) maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

The Company's financial strategy is formulated and adapted according to market conditions in order to maintain a flexible capital structure that is consistent with its objectives and the risk characteristics of its underlying assets. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by: (i) raising capital through the issuance of securities.

The Company's capital management objectives, policies and processes have generally remained unchanged during the three and nine months ended December 31, 2020.

14.FINANCIAL INSTRUMENTS

The Company's financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

The Company has classified its financial instruments as follows:

	December 31, 2020	March 31, 2020
FVTPL, measured at fair value:	$40,027,894
Cash		$1,545,297
Investments	$63,660	$70,935
Financial assets, measured at amortized cost:	$107,410
Notes payable
Contingent Liabilities	$6,488,194
Accounts receivable	$247,039	$-
Financial liabilities, measured at amortized cost:	$1,783,753
Accounts payable and accrued liabilities		$262,571

The carrying value of the Company's financial instruments approximate their fair value.

Fair value of Hierarchy of Financial Instruments

The Company has categorized its financial instruments that are carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally included cash.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. Currently, the Company has no financial instruments that would be classified as Level 2.

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability. The investment in 3W Wellness Inc. is classified as Level 3. Based on the above net exposures as at December 31, 2020, and assuming that all other variables remain constant, a 10% change in the share price would impact net loss by approximately by $6,366.

There were no transfers between level levels 1 and 2 for recurring fair value measurements during the period ended December 31, 2020. Further there was no transfer out of level 3 measurements. The following table presents the changes in level 3 items for the nine-month period ended December 31, 2020:

Unlisted equity securities
Balance as at March 31, 2020	$70,935
Effect of foreign exchange	(7,275)
Balance as at December 31, 2020	$63,660

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair value	Fair value	Unobservable	Range of	Relationship of
unobservable inputs
inputs
Description	December 31, 2020	March 31, 2020	inputs		to fair value

Increase/decrease in
the risk adjusted
			Risk adjusted		discount rate by 1%
3W Wellness Inc.	63,660	70,935		10%	would not have a
discount rate
material effect on the
fair value of the
investment

Financial risk management

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company's cash and note receivable are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. As December 31, 2020, the Company's maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash balances to meet liabilities as they become due.

As at December 31, 2020, the Company had cash of $40,027,894 (December 31, 2019 - $108,000) in order to meet current liabilities. Accounts payable and accrued liabilities include trade payables and other obligations of $1,627,115 (December 31, 2019 - $212,000). In addition to the cash on hand on February 4, 2021, the Company closed a subsequent offering of $34,303,500 (see note 16).

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company managers exposure through its normal operating and financing activities. As at December 31, 2020, the Company has determined its exposure to interest rate risk is minimal.

Currency risk

The Company is exposed to currency risk to the extent that monetary operational expenses are denominated in both CAD and USD while functional currency of CAD in used for reporting. The Company has not entered into any foreign currency contracts to mitigate this risk.

The Company had the following balances in monetary assets and monetary liabilities which are subject to fluctuation against CAD:

Denominated in:	USD
Cash	$494,134
Accounts receivable	170,211
Investments	50,000
Accounts payable	208,340
922,685
Foreign currency rate	1.2732
Equivalent to Canadian dollars	$1,174,763

Based on the above net exposures as at December 31, 2020, and assuming that all other variables remain constant, a 10% change of the USD against the CAD would impact net loss by approximately by $175,000.

The Company had no monetary assets and monetary liabilities which are subject to fluctuation against USD.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices other than those arising from interest rate risk, financial market risk, or currency risk. The Company is exposed to other price risk in respect of its investment. Based on the investment net exposure of $63,660 as at December 31, 2020, and assuming that all other variables remain constant, a 10% change in price risk would impact net loss by approximately by $6,366.

15.INCOME TAX

Major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately

26.50% are as follows:

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

	For the three months	For the nine months
	ended	ended
	December 31, 2020	December 31, 2020
Net loss and comprehensive loss before income taxes	$11,418,721	$18,441,836
Expected recovery at statutory rate	$3,025,961	$4,887,087
Share-based compensation	(1,116,364)	(1,983,828)
Accretion of convertible note	-	(2,593)
Change in unrecognized deferred tax assets	(1,909,597)	(2,900,666)
Income tax recovery	$-	$-

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

Non-capital loss carryforwards	$3,213,880
Share issuance costs	(77,746)
Depreciation/CCA differences	(40,669)
3,095,465
Valuation allowance	(3,095,465)
$-

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company will be able to use these benefits.

Non-capital loss balance

As at December 31, 2020, the Company has non-capital losses in Canada, which under certain circumstances can be used to reduce the taxable income of future years. The non-capital losses, stated in Canadian dollars, expire as follows:

Year of expiration

2040	$740,306
2041	$11,387,242
$12,127,548

16.SUBSEQUENT EVENTS

The following significant events occurred subsequent to the date of these financial statements:

On January 11, 2021, the Company announced that it has entered into an agreement (the "Kernel Agreement") with HI, LLC dba Kernel ("Kernel") to leverage its technology, Kernel Flow ("Flow"), for the Company's sponsored clinical work. Flow is a full-head coverage, time-domain functional near-infrared spectroscopy system designed to detect hemodynamic changes in the brain that pulses light through the skull and into the bloodstream in order to measure how much oxygen the blood is carrying at any given time. Flow measurements can be used as analogues of local neural activity during a psychedelic experience. The Company expects the quantitative

Cybin Inc.

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2020

(Expressed in Canadian dollars) (Unaudited)

measurements enabled by Flow may improve the development, delivery and scaling of its psychedelic therapeutics. The Company intends to take delivery of Flow in the second quarter of 2021. The Company plans to undertake sponsored studies in a range of clinical conditions and utilize insights gained from the data collected by Flow technology to potentially inform the design of future clinical studies, support regulatory submissions and aid in the design of future molecules to address the needs of mental health patients.

On January 11, 2021, the Company announced the achievement of the first Milestone for the period commencing November 15, 2020, as contemplated by the terms of the Contribution Agreement. The achievement includes the successful synthesis of multiple tryptamine derivatives in sufficient quantities to initiate in vitro "Proof of Principle"; establish an ADME/PK has been completed; and to demonstrate "In Vitro" ADME "Proof of Principle" that specific synthesis modifies the metabolism of a psychedelic tryptamine. Pursuant to the terms of the Contribution Agreement, an aggregate of 51,163.1 Class B Shares were issued to the Adelia Shareholders in satisfaction of the $1,018,145 due to them on meeting the relevant Milestone. No Class B Shares are exchangeable prior to the first anniversary of closing of the Adelia Transaction, and not more than: (i) 33 1/3% of the Class B Shares are to be exchangeable prior to the second anniversary of the Adelia Transaction; (ii) 66 2/3% of the Class B Shares are to be exchangeable prior to the third anniversary of the Adelia Transaction; and (iii) thereafter, 100% of the Class B Shares are to be exchangeable. The Class B Shares issued to the Adelia Shareholders are exchangeable for a total of 511,631 Common Shares, resulting in an effective issue price of $1.99 per Common Share.

On February 4, 2021, the Company completed a bought deal short form prospectus offering of 15,246,000 units of the Company (the "Units") at a price of $2.25 per Unit (the "Issue Price") for aggregate gross proceeds of $34,3030,500 (the "Offering"). Each Unit consists of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a "2021 Warrant"). Each 2021 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $3.25 per Common Share expiring on February 4, 2024. In the event that the volume weighted average trading price of the Common Shares for ten consecutive trading days exceeds $5.00, the Company shall have the right to accelerate the expiry date of the 2021 Warrants upon not less than thirty trading days' notice. In consideration for the services of the underwriters, the Company paid a cash commission equal to $1,954,665 and issued 868,740 Unit purchase warrants of the Company (the "Underwriters' Warrants"). Each Underwriters' Warrant is exercisable to acquire one Unit at the Issue Price, and expires on February 4, 2024.

On February 15, 2021, the Company granted options to purchase up to 320,000 Common Shares to an employee and certain consultants of the Company with an exercise price per Common Share equal to the closing price of the Common Shares on February 17, 2021, vesting quarterly over a 24-month period.